CONSOLIDATED FINANCIAL STATEMENTS

THREE and SIX MONTHS ENDED JANUARY 31, 2009

(Expressed in United States Dollars, unless otherwise stated)

(Unaudited)

These interim financial statements have not been reviewed by the Company's auditor

QUARTZ MOUNTAIN RESOURCES LTD.
Consolidated Balance Sheets
(Expressed in United States Dollars unless otherwise stated)

	January 31	July 31
	2009	2008
	(unaudited)
ASSETS

Current assets
Cash and cash equivalents	$443,717	$591,336
Amounts receivable and prepaids	9,589	15,709
Amounts due from a related party (note 5)	–	5,465
	453,306	612,510

Mineral property interests	1	1

	$453,307	$612,511

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$14,576	$20,519
Amounts due to a related party (note 5)	1,738	–
	16,314	20,519
Shareholders' equity
Share capital (note 4)	21,269,046	21,269,046
Deficit	(20,832,053)	(20,677,054)
	436,993	591,992

	$453,307	$612,511

Nature and continuance of operations (note 1)

The accompanying notes are an integral part of these consolidated financial statements.

Approved by the Board of Directors

/s/ Rene G. Carrier	/s/ Brian F. Causey

Rene G. Carrier	Brian F. Causey
Director	Director

QUARTZ MOUNTAIN RESOURCES LTD.
Consolidated Statements of Operations
(Expressed in United States Dollars, unless otherwise stated)
(Unaudited)

	Three months ended January 31		Six months ended January 31
	2009	2008	2009	2008

Expenses (income)
Foreign exchange loss (gain)	$7,648	$37,250	$86,764	$(41,578)
Interest income	(1,886)	(7,609)	(3,974)	(16,592)
Legal, accounting and audit	13,131	10,264	13,409	10,754
Office and administration	19,782	32,474	48,109	56,320
Regulatory, trust and filing	4,835	19,140	10,691	22,198
	43,510	91,519	154,999	31,102

Net loss for the period	$(43,510)	$(91,519)	$(154,999)	$(31,102)

Basic and diluted loss per common share	$(0.00)	$(0.01)	$(0.01)	$(0.00)

Weighted average number of
common shares outstanding	13,399,426	13,399,426	13,399,426	13,399,426

The accompanying notes are an integral part of these consolidated financial statements.

QUARTZ MOUNTAIN RESOURCES LTD.
Consolidated Statements of Shareholders' Equity
(Expressed in United States Dollars)

		Six months ended		Year ended
		January 31, 2009		July 31, 2008
		(unaudited)

	Number of		Number of
Share capital	shares		shares
Balance at beginning and end of the period	13,399,426	$21,269,046	13,399,426	$21,269,046

Deficit
Balance at beginning of the period		20,677,054		20,570,543
Loss for the period		154,999		106,511
Balance at end of the period		$20,832,053		$20,677,054

TOTAL SHAREHOLDERS' EQUITY		$436,993		$591,992

The accompanying notes are an integral part of these consolidated financial statements.

QUARTZ MOUNTAIN RESOURCES LTD.
Consolidated Statements of Cash Flows
(Expressed in United States Dollars, unless otherwise stated)
(Unaudited)

	Three months ended January 31		Six months ended January 31
Cash provided by (used for)	2009	2008	2009	2008

Operating activities
Loss for the period	$(43,510)	$(91,519)	$(154,999)	$(31,102)
Unrealized foreign exchange	6,735	37,250	85,358	(41,578)
Changes in non-cash working capital items
Amounts receivable and prepaids	220	32,858	6,120	30,511
Accounts payable and accrued liabilities	(6,432)	(77)	(5,943)	2,393
Amounts due from a related party	(1,022)	(993)	7,203	2,295
Cash used for operating activities	(44,009)	(22,481)	(62,261)	(37,481)

Unrealized Foreign exchange	(6,735)	(37,250)	(85,358)	41,578

Increase (decrease) in cash and cash equivalents during the period	(50,744)	(59,731)	(147,619)	4,097
Cash and cash equivalents, beginning of period	494,461	727,705	591,336	663,877

Cash and cash equivalents, end of period	$443,717	$667,974	$443,717	$667,974

Components of cash and cash equivalents are as follows:
Cash	$119,466	$31,575	$119,466	$31,575
Bankers' acceptances	38,996	598,577	38,996	598,577
Commercial paper	–	37,822	–	37,822
Treasury bills	285,256	–	285,256	–
	$443,717	$667,974	$443,717	$667,974

Supplemental disclosure:
Interest received during the period	$1,886	$7,609	$3,974	$16,592
Income taxes paid during the period	–	–	–	–

The accompanying notes are an integral part of these consolidated financial statements.

QUARTZ MOUNTAIN RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the three and six months ended January 31, 2009
(Unaudited - Expressed in United States Dollars, unless otherwise stated)

1.	NATURE AND CONTINUANCE OF OPERATIONS

Quartz Mountain Resources Ltd. (the “Company”) is a Canadian public company incorporated in British Columbia. The Company is primarily engaged in the acquisition and exploration of mineral properties.

Operating results for the six month period ended January 31, 2009 are not necessarily indicative of the results that may be expected for the full year ending July 31, 2009.

These consolidated financial statements have been prepared using accounting principles applicable to a going concern. The Company has a history of losses and no operating revenue, other than interest income. The ability of the Company to carry out its planned business objectives is dependent on the ability to raise adequate financing from lenders, shareholders and other investors. There can be no assurances that the Company will continue to obtain additional financial resources and/or achieve profitability or positive cash flows in the future. If the Company is unable to obtain adequate additional financing, the Company will be required to curtail operations and exploration activities. Furthermore, failure to continue as a going concern would require that the Company’s assets and liabilities be restated on a liquidation basis which may differ significantly from the going concern basis. These financial statements do not include adjustments to amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue operations.

2.	BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

These interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles and are presented in United States dollars. They do not include all the disclosures as required for annual financial statements under generally accepted accounting principles. However, these interim consolidated financial statements follow the same accounting policies and methods of application as the Company's most recent annual financial statements. These interim consolidated financial statements should be read in conjunction with the Company's annual consolidated financial statements for the year ended July 31, 2008, which are available at www.sedar.com.

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. These consolidated financial statements include the accounts of (i) Quartz Mountain Resources Ltd., (ii) Quartz Mountain Gold Inc., a wholly-owned subsidiary incorporated in the State of Nevada, and (iii) Wavecrest Resources Inc., a wholly-owned subsidiary of Quartz Mountain Gold Inc., incorporated in the State of Delaware.

All material intercompany balances and transactions have been eliminated upon consolidation.

3.	CHANGES IN ACCOUNTING POLICIES

(a)	Newly Adopted Accounting Policies

(i) Section 1535 – Capital Disclosures

This standard requires disclosure of an entity's objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital and whether the entity has complied with any capital requirements and, if it has not complied, the consequences of such non-compliance.

QUARTZ MOUNTAIN RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the three and six months ended January 31, 2009
(Unaudited - Expressed in United States Dollars, unless otherwise stated)

The Company's objective when managing capital is to safeguard the Company's ability to continue as a going concern, so that it can find suitable projects for the benefit of its shareholders and other stakeholders. The Company considers the components of shareholders' equity, as well as its cash and cash equivalents and debt (if any), as capital. The Company manages the capital structure and makes adjustments to it in the light of changes in economic conditions and the risk characteristics of the underlying assets. Since the Company is in the exploration stage, the Company may issue new shares through private placements in order to maintain or adjust its capital structure.

In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. The Company's cash resources at January 31, 2009 are sufficient for its present and foreseeable needs, specifically to continue planned project investigation and administrative operations for at least the next twelve months.

There were no changes to the Company's approach to capital management during the six months ended January 31, 2009. The Company is not subject to any externally imposed capital requirements as at January 31, 2009.

(ii)       Amendments to Section 1400 – Going Concern

CICA 1400, General Standards of Financial Statement Presentation, was amended to include requirements to assess and disclose an entity's ability to continue as a going concern. The new requirements are effective for interim and annual financial statements relating to the Company’s fiscal year ended July 31, 2009. Management believes that the Company’s going concern disclosure in note 1 is adequate and that it will be able to continue as a going concern.

(iii)      Financial Instruments – Disclosure (Section 3862) and Presentation (Section 3863)

These standards replace CICA 3861, Financial Instruments – Disclosure and Presentation. They increase the disclosures currently required, which will enable users to evaluate the significance of financial instruments for an entity's financial position and performance, including disclosures about fair value. In addition, disclosure is required of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk. The quantitative disclosures must provide information about the extent to which the entity is exposed to risk, based on information provided internally to the entity’s key management personnel.

The carrying amounts of the Company’s cash and cash equivalents, amounts receivable, balances due to/receivable from a related party, refundable deposits, accounts payable and accrued liabilities approximate their fair values.

Financial Instrument Risk Exposure and Risk Management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management processes, inclusive of documented treasury policies, counterparty limits, and controlling and reporting structures. The types of risk exposure and the way in which such exposure is managed is provided as follows:

Credit Risk

Credit risk is the risk of potential loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to its liquid financial assets, including cash and cash equivalents, accounts receivable and balances receivable from a related party. The Company limits the exposure to credit risk by only investing its cash and cash equivalents with

QUARTZ MOUNTAIN RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the three and six months ended January 31, 2009
(Unaudited - Expressed in United States Dollars, unless otherwise stated)

high-credit quality financial institutions and in government treasury bills. The carrying value of the Company’s cash and cash equivalents and accounts receivable represent the maximum exposure to credit risk. The Company does not have financial assets that are invested in asset backed commercial paper.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations when they become due. The Company ensures, as far as reasonably possible, it will have sufficient capital in order to meet short term business requirements, after taking into account cash flows from operations and the Company’s holdings of cash and cash equivalents. The Company believes that these sources will be sufficient to cover the likely short and long term cash requirements. The Company’s cash and cash equivalents are invested in business accounts, bankers’ acceptances and in government treasury bills which are available on demand for the Company’s programs, and which are not invested in any asset backed deposits/investments.

Foreign exchange risk

The Company is exposed to foreign exchange risk as its operating expenses are primarily incurred in Canadian dollars and its liabilities are primarily denominated in Canadian dollars. The results of the Company’s operations are subject to currency transaction risk and currency translation risk. The operating results and financial position of the Company are reported in United States dollars in the Company’s consolidated financial statements. The fluctuation of the Canadian dollar in relation to the United States dollar will consequently have an impact upon the losses incurred by the Company and may also affect the value of the Company’s assets and the amount of shareholders’ equity.

The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

The exposure of the Company’s cash and cash equivalents, amounts receivable and amounts receivable from a related party to foreign exchange risk is as follows:

Currency	January 31, 2009		July 31, 2008
	Foreign		Foreign
	currency	Amount in	currency	Amount in
	amount	US dollars	amount	US dollars
Canadian Dollar
Cash and cash equivalents	$470,671	$383,751	$543,279	$569,432
Amounts receivable	7,290	5,943	8,240	8,047
Amounts due from a related party	–	–	5,596	5,465
Total financial assets	$477,961	$389,694	$557,115	$582,944

The exposure of the Company’s accounts payable and accrued liabilities and amounts due to a related party to foreign exchange risk is as follows:

QUARTZ MOUNTAIN RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the three and six months ended January 31, 2009
(Unaudited - Expressed in United States Dollars, unless otherwise stated)

Currency	January 31, 2009		July 31, 2008
	Foreign		Foreign
	currency	Amount in	currency	Amount in
	amount	US dollars	amount	US dollars
Canadian Dollar
Accounts payable and accrued
liabilities	$17,877	$14,576	$21,011	$20,519
Amounts due to a related party	2,132	1,738	–	–
Total financial liabilities	$20,009	$16,314	$21,011	$20,519

Interest rate risk

The Company is subject to interest rate risk with respect to its investments in cash and cash equivalents. The Company’s policy is to invest cash at fixed rates of interest and cash reserves are to be maintained in cash and cash equivalents in order to maintain liquidity, while achieving a satisfactory return for shareholders. Fluctuations in interest rates when the cash and cash equivalents mature impact interest income earned.

(b)	Accounting Standards Issued But Not Yet Adopted

	(i)	International Financial Reporting Standards ("IFRS")

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011, although early adoption may be permitted. Due to the Company’s July 31 fiscal year, the transition date for the Company is August 1, 2011. Therefore, the IFRS adoption will require the restatement for comparative purposes of amounts reported by the Company for the year ended July 31, 2011. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

	(ii)	Section 3064 – Goodwill and Intangibles

The AcSB issued CICA Handbook Section 3064 which replaces Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs. This new section establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets. Standards concerning goodwill remain unchanged from the standards included in the previous Section 3062. The section applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008. Management believes that the new standard will not have any material effect on the Company’s financial statements.

4.	SHARE CAPITAL

(a)	Authorized share capital

The Company’s authorized share capital consists of an unlimited number of common shares, without par value and an unlimited number of preferred shares, without par value.

QUARTZ MOUNTAIN RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the three and six months ended January 31, 2009
(Unaudited - Expressed in United States Dollars, unless otherwise stated)

(b)	Issued and outstanding common shares

	Number of
Common shares issued	Shares	Amount
Balance at January 31, 2009 and July 31, 2008	13,399,426	$21,269,046

(c)	Share purchase options

At January 31, 2009, no share purchase options had been granted under the Company’s Share Purchase Option Plan. Accordingly, there were no stock options outstanding as at January 31, 2009 and July 31, 2008.

5.	RELATED PARTY BALANCES AND TRANSACTIONS

Amounts due from (to) a related party	As at
	January 31	July 31
	2009	2008
Hunter Dickinson Services Inc.	$(1,738)	$5,465

	Three months ended		Six months ended
Transactions	January 31		January 31
	2009	2008	2009	2008
Services rendered and expenses reimbursed
Hunter Dickinson Services Inc.	$18,411	$28,244	$49,561	$48,431

Related party balances receivable or payable arise from advances by the Company for current and future services rendered to, or costs incurred on behalf of, the Company by Hunter Dickinson Services Inc. (“HDSI”). The related party balances are non-interest bearing and due on demand. HDSI is a private company owned equally by several public companies. HDSI provides geological, corporate development, administrative and management services to, and incurs third party costs on behalf of, the Company and its subsidiaries on a full cost recovery basis pursuant to an agreement dated June 1, 2008.

The amounts charged to the Company for the services provided have been determined by negotiation among the parties and in certain cases, by signed agreements. These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Services rendered by and expenses reimbursed to HDSI for the three and six months ended January 31, 2009 and 2008 related to the reimbursement of travel expenses, office and administration services and geological consulting services for property investigation activities.